**VOTING TRUST AGREEMENT**

**THIS AGREEMENT** is made as of the ___9th___ day of February, 2021

**BETWEEN:**

> **SILVER ELEPHANT MINING CORP.**
>
> (the "**Issuer**")

**AND:**

> **VICTORY NICKEL INC.**
>
> (the "**Acquiror**")

**RECITALS:**

A.    pursuant to an asset purchase agreement dated January 21, 2021, between the Acquiror and the Issuer (the "**APA**"), as Consideration Shares (as defined in the APA), the Acquiror has acquired common shares in the capital of the Issuer and will acquire additional common shares in the capital of the Issuer in a series of two additional tranches, subject to the terms and conditions set out in the APA (collectively, the "**Trust Shares**");

B.    as a condition to the issuance of the Trust Shares, the Acquiror has agreed to enter into this Agreement with the Issuer for the purpose of transferring any and all voting rights in respect of the Trust Shares to the Voting Trustee (as defined herein); and

C.    the parties hereto have agreed to enter into this Agreement as being in their respective best interests and for the purpose of providing for the voting of the Trust Shares.

**NOW THEREFORE THIS AGREEMENT** witnesses that in consideration of the premises and the mutual covenants and agreements contained herein and in the APA, the parties hereto hereby agree as follows:

**ARTICLE 1**
**INTERPRETATION**

1.1    In this Agreement, unless something in the subject matter or context is inconsistent therewith:

(a)    "**Agreement**" means this agreement, including all schedules and exhibits attached hereto, and all amendments hereto made in accordance herewith;

(b)    "**APA**" has the meaning ascribed to such term in Recital A;

(c)    "**Communication**" has the meaning set out in Section 7.4;

(d)    "**Notice to Abstain**" has the meaning ascribed to it in Section 3.2;

(e)    "**Objection Period**" has the meaning ascribed to it in Section 3.2;

(f) "**Person**" means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity however designated or constituted;

(g) "**Trust Shares**" has the meaning ascribed to such term in Recital A; and

(h) "**Voting Notice**" has the meaning ascribed to it in Section 3.1.

**1.2** In this Agreement:

(a) **Time** – Time is of the essence in this Agreement.

(b) **Calculation of Time** – Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends. Where the last day of any such time period is not a Business Day, such time period shall be extended to the next Business Day following the day on which it would otherwise end.

(c) **Business Days** – A Business Day means any day except a Saturday, a Sunday or any other day which is a federal or provincial legal holiday in Vancouver, British Columbia or Toronto, Ontario. Whenever any action to be taken or payment to be made pursuant to this Agreement would otherwise be required to be made on a day that is not a Business Day, such action shall be taken or such payment shall be made on the first Business Day following such day.

(d) **Headings** – The descriptive headings preceding Articles and Sections of this Agreement are inserted solely for convenience of reference and are not intended as complete or accurate descriptions of the content of such Articles or Sections. The division of this Agreement into Articles and Sections shall not affect the interpretation of this Agreement.

(e) **Including** – Where the word "including" or "includes" is used in this Agreement, it means "including without limitation" or "includes without limitation".

(f) **Plurals and Gender** – The use of words in the singular or plural, or referring to a particular gender, shall not limit the scope or exclude the application of any provision of this Agreement to such Persons or circumstances as the context otherwise permits.

(g) **Statutory References** – Any reference to a statute shall mean the statute in force as at the date of this Agreement (together with all regulations promulgated thereunder), as the same may be amended, re-enacted, consolidated or replaced from time to time, and any successor statute thereto, unless otherwise expressly provided.

(h) **Construction** – The language used in this Agreement is the language chosen by the parties to express their mutual intent, and no rule of strict construction shall be applied against any party.

## ARTICLE 2
## APPOINTMENT OF VOTING TRUSTEE

2.1     The Acquiror hereby irrevocably appoints the Chief Executive Officer, or should that person not be able to act or such position not be filled, the Chief Financial Officer or another officer or director, of the Issuer to act as voting trustee (the "**Voting Trustee**") in respect of the Trust Shares in accordance with the provisions of this Agreement and the Issuer, on behalf of the Voting Trustee, hereby agrees to act as the Voting Trustee and hereby accepts the voting trust imposed upon him hereunder.

2.2     The Issuer, on behalf of the Voting Trustee, hereby acknowledges and confirms that beneficial ownership of the Trust Shares and all other rights of ownership with respect thereto (including, without limitation, entitlements to dividends and other distributions on Trust Shares) shall remain with the Acquiror except, subject to Article 3 hereof, that the Voting Trustee shall exercise all of the voting rights attached to the Trust Shares held by the Acquiror (including, without limitation, the execution and delivery on behalf of the Acquiror of all instruments and documents to be executed by the Acquiror in his capacity as Acquiror hereunder) in the manner the Voting Trustee determines in its sole and absolute discretion.

2.3     The Acquiror hereby constitutes and appoints as its proxy and hereby grants a power of attorney to the Voting Trustee, or such other person as may be appointed pursuant to Article 2 hereto, and as a designee of the Acquiror with full power of substitution, with respect to the matters set forth herein, and hereby authorizes the Voting Trustee to represent and to vote the Trust Shares on behalf of the Acquiror in any manner as the Voting Trustee may see fit, in the Voting Trustee's sole discretion, on any matter the Acquiror would otherwise be able to vote on by virtue of holding the Trust Shares.

2.4     The Acquiror hereby revokes any and all previous proxies or powers of attorney with respect to the Trust Shares that conflict with the proxy and power of attorney granted pursuant to Section 2.3 and shall not hereafter, unless and until this Agreement terminates, purport to grant any other proxy or power of attorney with respect to any of the Trust Shares, deposit any of the Trust Shares into a voting trust or enter into any agreement, other than this Agreement, arrangement or understanding with any Person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Trust Shares, in each case, with respect to any of the matters set forth herein.  Any proxy granted or revocation of this proxy intended in violation of this Section 2.4 shall be deemed to be void *ab initio*.

## ARTICLE 3
## RIGHT TO ABSTAIN

3.1    Notwithstanding any other term herein, at least five (5) Business Days prior to any instance in which the Voting Trustee shall exercise any voting rights in respect of the Trust Shares, the Voting Trustee shall deliver, or cause the Issuer to deliver, a written notice to the Acquiror in respect of the exercise of such voting rights together with how the Voting Trustee intends to vote the Trust Shares (the "**Voting Notice**").

3.2    Within the earlier of (the "**Objection Period**"): (A) three (3) Business Days of receipt of the Voting Notice; and (B) two (2) Business Days prior to the date on which the Voting Trustee intends to exercise the voting rights in respect of the Trust Shares, the Acquiror may elect to instruct the Voting Trustee to abstain from voting the Trust Shares in respect of the resolutions contemplated in the Voting Notice by delivery of a written notice (the "**Notice to Abstain**") to the Voting Trustee and the Issuer.

3.3    If the Voting Trustee and the Issuer receives a Notice to Abstain within the Objection Period, the Voting Trustee shall abstain from voting the Trust Shares in respect of the resolutions noted in the Notice to Abstain. If the Acquiror fails to deliver a Notice to Abstain within the Objection Period, the Voting Trustee shall be entitled to vote the Trust Shares as contemplated in the Voting Notice, including, for avoidance of doubt, at any meeting of shareholders of the Issuer (or any postponement thereof).

## ARTICLE 4
## REPRESENTATIONS AND COVENANTS OF THE ACQUIROR

4.1    During the term of this Agreement, the Acquiror hereby covenants and agrees not to grant any proxies or powers of attorney, or deposit any of the Trust Shares into a voting trust or enter into a voting agreement, pooling agreement, understanding or arrangement with respect to such Trust Shares, without the prior written consent of the Issuer.

4.2    The Acquiror hereby represents and warrants as follows:

(a)    the Acquiror has good and sufficient power, authority and right to enter into and deliver this Agreement and to complete the transactions contemplated hereunder that are to be completed by the Acquiror;

(b)    the Acquiror is the legal and beneficial owner of the Trust Shares and that the Trust Shares are not subject to any mortgage, lien, charge, pledge, encumbrance, security interest, or adverse claim and that no Person has any rights to become a holder or possessor of any of such Trust Shares or of the certificates representing the same;

(c)    the execution, delivery, and performance of this Agreement does not and will not result in the material breach of:

4

(i) any agreement or other instrument to which the Acquiror is a party or by which the Acquiror is bound; or

(ii) any applicable law, rule, regulation or court order;

(d) the Acquiror has not previously granted or agreed to grant any proxy or other right to vote in respect of the Trust Shares or entered into any voting trust, or any polling or other agreement with respect to the right to vote or give consents or approvals of any kind as to such Trust Shares; and

(e) no Person has any agreement or option or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, requisition or transfer from the Acquiror of any of the Trust Shares or any interest therein or right thereto.

## ARTICLE 5
## RELEASE FROM VOTING TRUST

5.1 Subject to the terms of the APA, including but not limited to, with respect to the right of first refusal set forth in Section 3.08 therein, nothing in this Agreement shall restrict the Acquiror from selling, transferring, assigning, pledging, hypothecating, encumbering, converting or otherwise disposing of any of the Trust Shares to a *bona fide* third party purchaser or through the facilities of a recognized stock exchange publicly and for value. Upon any of the Trust Shares no longer being held beneficially and of record by the Acquiror in compliance with this Section 5.1, such Trust Shares shall be deemed to have been automatically released from this Agreement. Notwithstanding the foregoing, upon any disposition of Trust Shares by the Acquiror, the Acquiror covenants and agrees to notify the Issuer of such disposition in writing immediately, and in all cases within three (3) Business Days.

5.2 This Agreement shall terminate upon the Acquiror: (a) selling, transferring, assigning or otherwise disposing of all of the Trust Shares to a *bona fide* third party purchaser or through the facilities of a recognized stock exchange publicly and for value in compliance with Section 5.1 of this Agreement; and (b) delivering a notice to the Issuer and the Voting Trustee duly certified by two (2) senior officers of the Acquiror to such effect.

## ARTICLE 6
## TERMINATION OF APPOINTMENT AND SUCCESSORS

6.1 The appointment of the Voting Trustee or of any successor voting trustee under this Article 5.2, shall terminate on the first to occur of the following events:

(a) the Voting Trustee dies or becomes mentally, physically or legally unable to perform the functions of the Voting Trustee hereunder as evidenced and determined by an independent medical expert or as determined by a final and definitive judgment granted by a court of competent jurisdiction; or

(b) the Voting Trustee delivers to the Issuer a written resignation as Voting Trustee hereunder.

**6.2** If, at any time the incumbent Voting Trustee's appointment hereunder is terminated, a successor Voting Trustee shall be appointed by the Issuer pursuant to the terms of Section 2.1, and, in the event that the Issuer fails to appoint a successor Voting Trustee and no other Person is able to act, within thirty (30) days following the occurrence of such event, the Acquiror shall be entitled to apply to any court of competent jurisdiction in the province of British Columbia for a ruling of such court appointing a successor Voting Trustee.

**6.3** A successor Voting Trustee must agree in writing to be bound by and to comply with the provisions of this Agreement, as appropriate.

**6.4** An outgoing Voting Trustee shall execute all such documents and do such acts and things as may be reasonably required in order to vest a successor Voting Trustee with all of the responsibilities, obligations, duties and powers of a Voting Trustee hereunder as though originally named herein as the Voting Trustee.

**6.5** The Acquiror hereby agrees to do all acts and things and execute all documents necessary to give full force and effect to all of the provisions of this Agreement, as appropriate.

## ARTICLE 7
## GENERAL

**7.1** The parties hereto agree that it is impossible to measure in money the damages which will accrue to a party hereto or to their permitted assigns by reason of a failure to perform any of the obligations under this Agreement and agree that the terms of this Agreement shall be specifically enforceable. If any party hereto or its permitted assigns institutes any action or proceeding to specifically enforce the provisions hereof, any party hereto against whom such action or proceeding is brought hereby waives the claim or defence therein that such party has an adequate remedy at law, and such Persons shall not offer in any such action or proceeding the claim or defence that such remedy at law exists.

(a) Each party recognizes that each other party is relying on the good faith consideration of the other party to abide by the spirit, terms and conditions of this Agreement in entering into this Agreement.

(b) This Agreement shall enure to the benefit of and be binding upon the respective heirs, executors, administrators, successors and permitted assigns of the parties hereto.

(c) This Agreement shall apply, with the necessary modifications, to any shares into which Trust Shares may be converted or changed, or to any shares resulting from a reclassification, subdivision or consolidation of Trust Shares, and to any securities of the Issuer which are received by the holders of Trust Shares as a stock dividend, and to any securities of the Issuer or any other body corporate which may be received by the holders of Trust Shares on an amalgamation, merger or reorganization of the Issuer.

15798231.3

(d)     This Agreement, together with the APA constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the parties hereto with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the parties other than as expressly set forth in this Agreement.

(e)     In the event of any conflict or inconsistency between this Agreement and the APA, the provisions of this Agreement shall apply. Notwithstanding the foregoing and for avoidance of doubt, the right of first refusal set forth in Section 3.08 of the APA shall supersede any provision of this Agreement.

(f)     No amendment to this Agreement and no waiver of any breach of this Agreement shall be valid, effective or binding unless agreed to in writing by the parties hereto. Unless otherwise provided, a waiver of any breach of this Agreement shall be limited to the specific breach waived.

(g)     This Agreement shall terminate upon the earliest of:

(i)      the three (3) year anniversary of the date of this Agreement;

(ii)     the unanimous written agreement of the parties hereto;

(iii)    the dissolution, winding up or bankruptcy of the Issuer;

(iv)    the date of termination in accordance with Section 5.2 hereof; or

(v)     the Issuer becoming the beneficial owner of all of the Trust Shares.

**7.2**     If any provision of this Agreement is determined to be invalid or unenforceable in whole or in part, such invalidity or unenforceability shall attach only to such provision or part thereof and the remaining part of such provision and all other provisions hereof shall continue in full force and effect, and the parties hereto will negotiate in good faith to amend this Agreement to implement the intentions set forth in this Agreement.

**7.3**     This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which together shall constitute the same agreement. This Agreement may be executed and delivered by electronic mail.

**7.4**     Any demand, notice or other communication (a "**Communication**") to be given in connection with this Agreement shall be given in writing and may be given by personal delivery, by registered mail or by electronic mail addressed to the recipient as follows:

**If to the Issuer or the Voting Trustee:**

Silver Elephant Mining Corp.
Suite 1610 – 409 Granville Street

Vancouver, British Columbia
V6C 1T2

Email: maucapital@gmail.com

**If to the Acquiror:**

Victory Nickel Inc.
80 Richmond Street W.,
Toronto, Ontario
M5H 2A4

Attention: Sean Stokes
Email: sean.stokes@victorynickel.ca

With a copy (which shall not constitute notice) to:

WeirFoulds LLP
4100-66 Wellington Street West
TD Bank Tower, PO Box 35
Toronto, Ontario  M5K 1B7
Attention: Robert Eberschlag

or such other address, electronic mail address or individual as may be designated by notice by any party to the other. Any Communication given by personal delivery shall be conclusively deemed to have been given on the day of actual delivery thereof and, if given by registered mail, on the seventh day following the deposit thereof in the mail and, if given by electronic mail, on the first Business Day of the recipient immediately following the date of transmittal thereof. If the party giving any Communication knows or ought reasonably to know of any difficulties with the postal system which might affect the delivery of mail, any such Communication shall not be mailed but shall be given by personal delivery or by electronic mail.

7.5     The parties hereto acknowledge that they have entered into this Agreement willingly with full knowledge of the obligations imposed by the terms of this Agreement. The parties to this Agreement by execution hereof, acknowledge that they have been afforded the opportunity to obtain independent legal advice and confirm by the execution hereof that they have either done so or waived their right to do so and agree that this Agreement constitutes a binding legal obligation and they are estopped from raising any claim on the basis that they have not obtained such advice.

7.6     This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia. Each party irrevocably submits to the non-exclusive jurisdiction of the courts of the Province of British Columbia and all courts competent to hear appeals from those courts in respect of any matter arising from or related to this Agreement.

*[The remainder of this page is intentionally left blank. Signature page to follow.]*

15798231.3

**IN WITNESS WHEREOF** the parties hereto have executed this Voting Trust Agreement as of the day first written.

**SILVER ELEPHANT MINING CORP.**

_"John Lee"_
Name:   John Lee
Title:     CEO


**VICTORY NICKEL INC.**

_"Sean Stokes"_
Name: Sean Stokes
Title: Interim CEO

15798231.3